UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.    )(1)

Derma Sciences, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

249827205

(CUSIP Number)

January 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249827205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert A. Day

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,428,572 shares of common stock

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,428,572 shares of common stock

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,572 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.0% of common stock (see responses to Item 4)

12.	Type of Reporting Person (See Instructions) HC/IN

Item 1.
(a)	Name of Issuer Derma Sciences, Inc..
(b)	Address of Issuer’s Principal Executive Offices 214 Carnegie Center, Suite 100 Princeton, New Jersey 08540

Item 2.
(a)	Name of Person Filing
(b)	Address of Principal Business Office or, if none, Residence
(c)	Citizenship

This statement is being filed by Robert A. Day, an individual and United States citizen with a principal business address of: c/o The TCW Group, Inc., 865 South Figueroa, Suite 1800, Los Angeles, California  90017.

(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 249827205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,428,572 shares of common stock.
	(b)	Percent of class: 16.0% of common stock.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,428,572 shares of common stock.
		(ii)	Shared power to vote or to direct the vote None.
		(iii)	Sole power to dispose or to direct the disposition of 1,428,572 shares of common stock.
		(iv)	Shared power to dispose or to direct the disposition of None.

Mr. Day may be deemed to have beneficial ownership of the shares covered by this Schedule 13G (the “Securities”) that are beneficially owned by Oakmont although he disclaims such beneficial ownership.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The partners of Voyager Partners, a Nevada Partnership (“Voyager”), have the sole right to receive and, subject to the notice, withdrawal and/or termination or other provisions of Voyager’s partnership agreement, the sole power to direct the receipt of dividends from, and the proceeds of sale of, the Securities. No such partner individually has an interest by virtue of such relationship that relates to securities constituting more than 5% of the outstanding class of such Securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The Securities are held by Voyager. Oakmont serves as the investment manager for Voyager and in such capacity has the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the Securities.  Oakmont Corporation is a California corporation and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Mr. Day may be deemed a person deemed to control Oakmont Corporation, although he disclaims beneficial ownership of any securities owned by Oakmont Corporation.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2004
Date
/s/ Robert A. Day
Signature
Robert A. Day
Name/Title